EXHIBIT 12.1

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in millions)	2017	2016	2015	2014	2013(2)
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$1,912	$1,534	$1,263	$1,268	($3,468)
Fixed charges	799	559	503	417	499
Total Adjusted Earnings	$2,711	$2,093	$1,766	$1,685	($2,969)

Computation of Fixed Charges:
Interest expense	$747	$508	$452	$363	$443
Portion of net rental expense deemed representative of interest (1)	52	51	51	54	56
Total Fixed Charges	$799	$559	$503	$417	$499

Ratio of Earnings to Fixed Charges	3.4	3.7	3.5	4.0	(5.9)

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).